SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: December 2020 (Report No. 4)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

This Report of Foreign Private Issuer on Form 6-K consists of: (i) the Registrant’s press release issued on December 29, 2020, titled “Nano Dimension Announces Sale of DragonFly LDM® System to an Academy of Engineering Physics in the Pacific Rim,” which is attached hereto as Exhibit 99.1, and (ii) the Registrant’s press release issued on December 30, 2020, titled “Nano Dimension Closes $250 Million Registered Direct Offering,” which is attached hereto as Exhibit 99.2.

The first and third paragraphs and the section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1, and the first four paragraphs and the section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.2 are incorporated by reference into the registration statements on Form F-3 (File No. 333-233905  and 333-251155) and Form S-8 (File No. 333-214520 and 333-248419) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press Release issued by Nano Dimension Ltd. on December 29, 2020, titled “Nano Dimension Announces Sale of DragonFly LDM® System on an Academy of Engineering Physics in the Pacific Rim.”

99.2	Press Release issued by Nano Dimension Ltd. on December 30, 2020, titled “Nano Dimension Closes $250 Million Registered Direct Offering.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: December 30, 2020	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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